JOE JOLLY & COMPANY, INC.

STATEMENT OF OPERATIONS
YEAR ENDED AUGUST 31, 2016

Revenues		
Income from underwriting	$	2,765,114
Interest and dividends		188,112
Net fair value adjustments for securities owned		79,942
		3,033,168
Expenses		
Employee compensation and benefits		1,090,558
Commissions		1,253,309
Other operating expenses		541,255
Miscellaneous expenses		10,046
Interest expense		379
		2,895,547
Income before provision for income taxes		137,621
Provision for income taxes		7,947
Net Income	$	145,568

See notes to financial statements